Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton announces activity update

     CALGARY, April 17 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) is pleased to provide a brief update of recent activity with respect to horizontal drilling at Hooker and Niton and the progress of the strategic review process.

     OPERATIONAL UPDATE

     Recently, the use of multi stage frac technology combined with horizontal wells drilled into tight natural gas formations has produced significant results for Compton. As compared to vertical drilling programs, the Company's early results at Hooker and Niton indicate the potential for improved capital efficiencies and enhanced present values of reserves.

     Hooker

     On March 6, 2008 Compton announced the successful completion of the first horizontal well using multi stage frac technology in southern Alberta targeting the Hooker Basal Quartz formation. The well at 9-17-17-29W4 was drilled with a 700 metre horizontal leg and was placed on production March 10,
2008. Initial production was approximately 5 mmcf/d, and the well is currently producing approximately 2.2 mmcf/d. Of significance is the fact that two offset vertical wells have shown minimal pressure interference from the new horizontal well. Both of the offset wells are within 800 meters of 9-17 and one has been on production since 2007 and has produced 4.7 bcf. This supports our reservoir models and the requirement for additional wells to recover the reserves from the Basal Quartz. The 9-17 well also supports the premise that horizontal well technology can be effectively used to access productivity from tighter rock on the periphery of the play.
     Compton has since rig-released a second horizontal well at 15-30-16-29W4 and is currently preparing to multi stage frac the well. Two additional horizontal wells have been licensed and will spud once spring break-up road conditions permit.
     The existing Basal Quartz play, as currently delineated, extends over four townships where Compton has an average working interest of approximately
85%. Infrastructure necessary to accommodate the accelerated production growth and development of this play is largely in place. Assuming continued
horizontal drilling success at Hooker, Compton estimates there are in excess of 100 potential horizontal locations on Compton lands.

     Niton

     The horizontal well at 4-27-52-17W5 at Niton in central Alberta, referred to in our news release of March 6, 2008, was placed on continuous production on March 28th. The well came on production at 9 mmcf/d and is expected to exhibit a typical tight gas well production profile. Including the 4-27 well,
Compton has five horizontal wells in township 52-17W5 with a sixth well currently drilling. Production from these wells is facility constrained with only 4-27 currently producing. Pipeline and compression facilities are being installed and are expected to be operational by mid-May. These facilities will accommodate all wells in the 11 well program planned for township 52-17W5.
     Compton currently has three rigs drilling horizontal wells in the Niton area. The rigs are drilling in three separate townships targeting the Rock
Creek formation following-up on the successes in townships 53-15W5 and
52-17W5. Compton has 272 gross sections of land in the Niton area and, based upon results to date, the Company has the potential for over 300 Ellerslie and
Rock Creek horizontal drilling locations on Compton lands in the area.

     STRATEGIC REVIEW PROCESS

     As previously announced, the Board of Directors of Compton has implemented a formal review of the Company's business plans and strategic alternatives including potential asset divestments, equity alternatives, strategic alliances, joint venture opportunities, mergers, or a corporate transaction. The review is being conducted under the direction of a Special
Committee of the Board comprised of Compton's independent directors. Tristone
Capital Inc. and UBS Securities Canada Inc. have been appointed as independent advisors to assist in the conduct of the review. At the April 10, 2008 meeting, the Special Committee decided to retain independent legal counsel and
Messrs. Mel Belich and John Thomson were confirmed as Co-Chairs.
     The initial phase of the review will consist of a comprehensive analysis by the Advisors, working independently, of the Company's business plans and the various strategic alternatives available to the Company. It is expected that the Advisors will report to the Special Committee near the end of May and provide their recommended courses of action for consideration by the
Committee.

     ADVISORY

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's updated strategic plans, capital program and budget targets for 2008. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or M.F. Belich, Chairman of the Board of Directors and Co-Chair
of the Special Committee, Telephone: (403) 237-9400, Fax (403) 237-9410,
Website: www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:01e 17-APR-08